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www.kilpatricktownsend.com

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September 25, 2014

VIA EDGAR

Mr. Michael R. Clampitt

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Beneficial Bancorp, Inc. Registration Statement on Form S-1 Filed August 21, 2014 File No. 333-198282

Dear Mr. Clampitt:

On behalf of Beneficial Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed by the Company on August 21, 2014 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on September 16, 2014. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments.

General

1.	Please provide the staff with hard copies of the appraisal report, or confirm when they were submitted.

Response to Comment No. 1:

Hard copies of the appraisal report were included in a Form SE that the Company filed with the Commission on August 21, 2014.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 25, 2014

Benefits of the Conversion to Management

New Equity Incentive Plan, page 15

2.	We note the tabular presentation of the Company’s existing employee savings and stock ownership plan, options and restricted stock previously awarded under the 2008 Equity Incentive Plan, additional shares to be purchased by the employee savings and stock ownership plan and the Company’s proposed new equity incentive plan. Reference is made to the estimated value of the 2008 Equity Incentive Plan stock options in the amount of $15,358 and note (6). Please expand the note to disclose the calculation of this amount and the weighted-average fair value of $3.58 per option.

Response to Comment No. 2:

Please see the revised disclosure on pages 15 and 16 of the prospectus included in the Amended Registration Statement.

Risk Factors

The contribution to the charitable foundation will adversely impact net income . . . page 24

3.	We note your disclosure that you will contribute up to $1.0 million in cash to the foundation in connection with the conversion. Please explain how you will determine the amount that will actually be contributed.

Response to Comment No. 3:

The Company will contribute $1.0 million in cash to the foundation in connection with the conversion. The prospectus included in the Amended Registration Statement has been revised to reflect that the contribution to the foundation will total $1.0 million.

4.	We note your disclosure that the after-tax expense of the contribution will reduce net income by approximately $600,000, which represents a significant amount of the net income reported for the six months ended June 30, 2014 and for the year ended December 31, 2013. Please explain how the board determined that this contribution was appropriate and in the best interests of shareholders.

Response to Comment No. 4:

Please see the revised disclosure on pages 9 and 144 of the prospectus included in the Amended Registration Statement.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 25, 2014

Capitalization, page 31

5.	Please revise the amount of authorized preferred stock to be 100,000,000 consistent with the disclosure appearing on page 145 under “Comparison of Shareholders’ Rights — Authorized Capital Stock.”

Response to Comment No. 5:

Please see the revised disclosure on page 32 of the prospectus included in the Amended Registration Statement.

Pro Forma Data, page 37

6.	Please expand note 4 to the tabular presentation to disclose the computation of the number of shares used to calculate pro forma net income per share for the six months ended June 30, 2014 and the year ended December 31, 2013 at each of the offering ranges.

Response to Comment No. 6:

Please see the revised disclosure on page 39 of the prospectus included in the Amended Registration Statement.

Stock Ownership, page 112

7.	Please fill in the current ownership amounts in your next amendment so that the staff may evaluate your disclosure in light of the amounts disclosed.

Response to Comment No. 7:

Please see the revised disclosure on pages 113 and 114 of the prospectus included in the Amended Registration Statement.

8.	We note your disclosure that no director or officer currently owns more than 1% of your outstanding common stock. However, please revise the tables on pages 112 and 114 to include columns showing the ownership percentages of the directors and officers individually and together as a group prior to the offering.

Response to Comment No. 8:

Please see the revised disclosure on pages 113 and 115 of the prospectus included in the Amended Registration Statement.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 25, 2014

The Beneficial Foundation

Purpose of the Charitable Foundation, page 143

9.	Revise your disclosure to more fully describe the mission of the foundation. In particular, describe the community activities and charitable causes and briefly describe the primary uses of the foundation’s funds. Also, we note your disclosure on page 9 that the foundation made contributions of $260,000 and $547,000 for June 30, 2014 and December 31, 2014. Please describe the nature of such contributions.

Response to Comment No. 9:

Please see the revised disclosure on pages 9, 10 and 144 of the prospectus included in the Amended Registration Statement.

Structure of the Charitable Foundation, page 143

10.	Please identify which two directors are the outside directors. Please explain why they were nominated and chosen to serve on the board. Noting the sale of several hundred thousand shares of the Company’s stock, briefly explain who decides when to sell the foundation’s stock holdings in the Company, and whether any of the Company’s employees are compensated in any way by the foundation.

Response to Comment No. 10:

Please see the revised disclosure on pages 144 and 145 of the prospectus included in the Amended Registration Statement.

Index to Consolidated Financial Statements of Beneficial Mutual Bancorp

Notes to Consolidated Financial Statements

Note 17. Pension and Other Post Retirement Benefits, page F-56

11.	You assumed an expected return on your pension plan assets of 7.45% in 2013 despite a 63% asset allocation to fixed income securities. You also assumed an expected return on your pension plan assets of 8% in 2012 despite a 43% asset allocation to fixed income securities. Please tell us and compute for us how you determined these expected rates of return for your pension assets given your disclosure on pages 62 and 64 that you expect “the continued low interest rate environment will put pressure on net interest margin in future periods” and your high allocations to low yielding fixed income securities.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 25, 2014

Response to Comment No. 11:

The identified disclosure on pages 62 and 64 of the prospectus discusses the impact of short-term interest rates, which remain at historical lows, and how the low interest rate environment could result in lower yields in the short-term on our loan portfolio and on our investment portfolio, which is accounted for under Financial Accounting Standards Board Codification 320, Investments – Debt and Equity Securities, and customer loans. While the interest rate environment impacts both short-term and longer-term holdings, the impact to our loan portfolio and investment portfolio is more pronounced given their short duration.

In assessing the impact of the interest rate environment on its pension plan accounting assumptions, the Company considered Financial Accounting Standards Board Codification 715 Compensation—Retirement Benefits paragraph 35 which indicates that:

“35-47 The expected long-term rate of return on plan assets shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. In estimating that rate, appropriate consideration shall be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment. The expected long-term rate of return on plan assets is used (with the market-related value of assets) to compute the expected return on assets. In the context of its use in this paragraph, funds to be invested refers only to the reinvestment of returns on existing plan assets.

35-48 The expected return on plan assets shall take into consideration the availability of all plan assets for investment throughout the year. Therefore, the amount and timing of pension plan contributions and benefit payments expected to be made during the year shall be considered in determining the expected return on plan assets for that year.”

The Company’s expected rate of return on plan assets of 7.45% and 8.0% for 2013 and 2012, respectively, was determined based on the mix of assets that are being invested to fund its future pension obligation. Because the Company’s future pension obligation will occur over a long period of time (in excess of 20 years), it considers the historical long-term financial performance of these asset classes when developing its expected long-term rate of return for the plan assets. The long period of time and return performance also takes into consideration the allocation mix of assets between fixed income securities and other investments, as noted in the table below.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 25, 2014

The expected return on plan assets is computed by applying the portfolio’s asset class mix to the average rate of earnings expected on those portfolio asset classes using historical performance over the past 20 years. The computation of the expected return on plan assets for 2013 and 2012 is as follows:

(In thousands)	2013		2012
	Balance	Compound Return (20 yr)	Balance	Compound Return (20 yr)
Equity Funds
Large Cap	$10,792	9.13%	$19,444	9.13%
Small Cap	2,506	10.15%	2,448	10.15%
World Equity	7,070	10.05%	12,143	9.41%
US Managed volatilty	4,717	8.50%	—	0.00%
Global Managed volatilty	6,567	8.75%	—	0.00%

Total Equity	$31,652		$34,035

Fixed Income Funds
Long Duration Bond	$48,898	6.50%	$20,171	6.55%
High Yield Bond	2,818	8.13%	3,204	8.18%
Emerging Markets Debt	1,916	8.82%	2,482	8.75%

Total Fixed Income	$53,632		$25,857

Total	$85,284	7.62%	$59,892	8.29%
Risk, correlation & standard deviation adjustment		-0.17%		-0.29%

Return on pension plan asset estimate		7.45%		8.00%

The actual performance of the Company’s plan assets has been in line with the Company’s expected annual rate of return, with its three-year actual return totaling 8.8%. The Company believes the assumed expected rate of return of 7.45% and 8.00% in 2013 and 2012, respectively, were appropriate given historical returns, and properly applied in accordance with the provisions of FASB Codification 715.

Note 25. Parent Company Financial Information

Condensed Statements of Cash Flow — Parent Company Only, page F-78

12.	You classify dividends received from the bank of $20 million in 2013 and $10 million in 2012 as cash flows from financing activities. Please tell us why you classified these cash inflows to the parent company as financing cash flows as opposed to operating cash flows. Please refer to ASC 230-10-45-16(b) for specific guidance on how to classify dividends received on a statement of cash flows.

Response to Comment No. 12:

The Company considered ASC 230-10-45-16(b) when determining its classification of dividends received from Beneficial Bank (the “Bank”) and believes that dividends received from a subsidiary for a specific purpose are different in nature from dividends or interest

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 25, 2014

received from an equity or debt security, and thus are not directly addressed by ASC 230-10-45-16(b). The cash received by Beneficial Mutual Bancorp from the Bank related to a $20.0 million dividend in 2013 and a $10.0 million dividend in 2012, each of which was provided and used specifically to finance the purchase of Beneficial Mutual Bancorp common stock to be held in treasury under Beneficial Mutual Bancorp’s share repurchase program. These funds were used by Beneficial Mutual Bancorp to repurchase shares and were not used to fund the general operations of Beneficial Mutual Bancorp. The Company notes that the guidance included in ASC 230-10-45-22, which indicates that “certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.” Since the predominant use of these dividends by Beneficial Mutual Bancorp was to repurchase Beneficial Mutual Bancorp’s common stock and the cash outflow from stock repurchases should be included in financing activities as described in ASC 230-10-45-15, the Company believes it was appropriate to record both the cash inflow related to the dividend and the cash outflow related to the share repurchases within the financing activity section in the parent company cash flow statement.

Alternate Prospectus for Exchange Offer

Informational Proposal 3 . . . page 14

13.	We note your disclosure that the 10% limit does not apply, in certain circumstances, to directors and employee benefit plans. Please revise to include this information in the offering prospectus.

Response to Comment No. 13:

The requested disclosure was included on pages 147 and 148 (under the section entitled “Comparison of Shareholders’ Rights—Limitation on Voting Rights”) and page 151 (under the section entitled “Restrictions on Acquisition of Beneficial Bancorp—Articles of Incorporation and Bylaws of Beneficial Bancorp—Limitation on Voting Rights”) of the prospectus included in the initial Registration Statement filed on August 21, 2014.

*            *             *

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 25, 2014

If you have any questions concerning this submission, please contact the undersigned at 202.508.5817 or Steve Donahoe at 202.508.5818.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Scott A. Brown

Scott A. Brown

Enclosures

cc:	Erin Purnell, U.S. Securities and Exchange Commission
Chris Harley, U.S. Securities and Exchange Commission
Gus Rodriguez, U.S. Securities and Exchange Commission
Gerard P. Cuddy, Beneficial Bancorp, Inc.
Thomas D. Cestare, Beneficial Bancorp, Inc.
Gary R. Bronstein, Kilpatrick Townsend & Stockton LLP
Stephen F. Donahoe, Kilpatrick Townsend & Stockton LLP